

October 2, 2012

<u>Via E-Mail</u>
Paul Scrivano, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28<sup>th</sup> Floor
San Francisco, CA 94111

  **Re: Complete Genomics, Inc.**
    **Schedule TO filed on September 25, 2012**
    **Filed by Beta Acquisition Corporation and BGI-Shenzhen**
    **File No. 5-85871**

Dear Mr. Scrivano:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>Source and Amount of Funds, page 13</u>

1. Please revise to disclose the material terms of each of the commitment letters, including the term, the collateral, the interest rates, any material conditions to the financing, and any other material terms and conditions.  Refer to Item 1007(d)(1) of Regulation M-A.  We note that you have filed the three commitment letters as exhibits to the Schedule TO; please also file any term sheets, addendums or exhibits to the commitment letters which describe the material terms.  We may have further comment.

2. We note that the ABC Financing is conditioned on "Parent only using the ABC Commitment Letter to fund the acquisition of the Company;" however, it appears

that three commitment letters will be used to fund the acquisition of the Company. Please revise or advise us.

3.  We note that the disclosure states that Parent entered into the ABC commitment letter; however, Exhibit (b)(1) states that the bank is committed to providing the loan to "the offshore investment syndicated loan project." Please revise Exhibit (b)(1) to identify which entity entered into the commitment letter with ABC.

4.  We note that Parent entered into a "tentative commitment letter" with China Construction Bank. Please revise to further describe how the tentative commitment letter differs from a typical commitment letter. In this regard, please revise to clarify whether China Construction Bank is committed to providing the financing to the bidder subject to certain conditions and then describe those conditions, or whether the letter is a highly confident letter. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions